FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

1750 - 700 West Georgia Street

Vancouver, British Columbia, Canada, V7Y 1B6

Item 2: Date of Material Change:

May 20, 2008

Item 3: News Release:

A news release dated and issued on  May 20, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Freegold Readies for Summer Drilling at Vinasale and Secures $1.8 million in Equipment Financing

Item 5: Full Description of Material Change:

May 20, 2008 (Vancouver, BC) – Freegold Ventures Limited (TSX: ITF, OTCBB: FGOVF, Frankfurt: FR4) is pleased to   announce that field activities on the Vinasale gold project, located 16 miles south of McGrath in central Alaska, will commence in early July. The 2008 program will include ground based geophysics and core drilling aimed at expanding the known limits of the Vinasale deposit.

Freegold’s 2007 exploration program was focused on identifying additional targets in the vicinity of the Vinasale deposit, as previous operators completed only limited systematic work on the surrounding lands. Freegold’s program included stream and soil sampling on relatively unexplored parts of the property, followed by an airborne geophysical program which covered the entire property in order to delineate additional areas for subsequent follow-up.

Freegold's 2008 program will focus on the Vinasale deposit, where previous operators drilled 36 holes from 1990 to 1994 on approximately 200-foot spacing within the Central Zone.  These holes were used to generate a non-43-101 compliant historical resource of 920,000 ounces of gold (18.04 million tons grading 0.051 oz/ton).  (Note that these resource figures are historical in nature and are provided for information purposes only.  They are not 43-101 compliant, and as such, should not be relied upon).

Freegold’s summer program will include additional sampling, ground geophysics and drilling aimed at confirming and expanding the known gold mineralization within the property.  Following the completion of ground-based geophysics in the deposit area in July, a 2,000 foot drill program will be undertaken in order to provide Freegold with a better understanding of the structural controls of the deposit and to expand the area known to contain gold mineralization.  Following the completion of this season’s drilling program, a new 43-101 compliant resource is expected to be completed.

Freegold holds a Mining Exploration Agreement with Option to Lease with Doyon Limited, an Alaskan Native Regional Corporation, on Doyon's 100% interest in the Vinasale Gold Property.  Further information on the terms of this agreement can be found in the news release dated March 2, 2007.   The Vinasale gold deposit occurs in the same northeast trending belt of igneous intrusion-related deposits that include the 33 million ounce Donlin Creek gold deposit and the Nixon Fork gold mine.

Convertible Secured Loan Facility

Freegold is also pleased to announce that it has reached agreement to raise US $1,791,000 in a convertible loan facility that will be secured against its bulk sampling related equipment at Golden Summit and against private property that was recently purchased in January adjacent to the Golden Summit property.  The loan has a term of 2 years, with the Lenders having the right to accelerate the maturity of the facility any time after the first anniversary of the closing, should Freegold raise additional debt, equity or receive asset sales aggregating $3 million or more.  The Lenders also have the right during the term to convert the outstanding principal, in whole or in part, into Freegold common shares at a conversion price of US $1.23/share.  The interest rate for the loan is 4% per annum, payable quarterly.  No fees were paid in relation to the closing or arrangement of this facility.  The foregoing is subject to finalization of definitive documentation and regulatory approval.

The Qualified Person, Michael P. Gross, M.S., P. Geo., VP Exploration, Freegold Ventures Limited has reviewed and approved the contents of this release.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Steve Manz, President & CEO, Corporate Secretary

Telephone:  604.662.7307

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 20th day of May 2008.